Exhibit 23. (k)

WORLDCOMMODITY FUND

STATEMENT OF ASSETS AND LIABILITIES (Unaudited)

September 18, 2006

WORLD COMMODITY FND
CASH	0.00
FINANCIAL RESERVES FUND (F.R. FUND)	77,150.13
PORTFOLIO SECURITIES @ MARKET VALUE (INCLUDES SHORT-TERM INVESTMENTS)	23,457.50
ACCRUED INCOME	
INTEREST ON CHECKING	0.00
INTEREST ON F.R. FUND	167.24
INTEREST ON SECURITIES	0.00
DIVIDENDS	0.00
DUE FROM BROKERS	0.00
ORGANIZATION COSTS	0.00
DUE FROM ADVISOR	0.00
TOTAL ASSETS	100,774.87
ACCRUED EXPENSES	0.00
ACCRUED SERVICE FEES	280.02
ACCRUED TRUSTEE FEES	0.00
ACCRUED MANAGEMENT FEES	359.88
ACCRUED DISTRIBUTION FEES	0.00
DIVIDENDS PAYABLE	0.00
DUE TO BROKERS	0.00
ACCRUED TRANS AGENT FEES	0.00
ACCRUED AUDITING & LEGAL FEES	0.00
TOTAL LIABILITIES	639.90
NET ASSETS	100,134.97
SHARES OUTSTANDING	10,007.000
NAV PER SHARE	10.01